Filed by CapitalSource Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CapitalSource Inc.
(Commission File No. 001-31753)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•                  Transcript of joint investor conference call of CapitalSource Inc. (“CapitalSource”) and PacWest Bancorp (“PacWest”) held on July 23, 2013.

[LOGO]

CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

CORPORATE PARTICIPANTS

Dennis Oakes
SVP-Investor Relations & Corporate Communications, CapitalSource, Inc.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

OTHER PARTICIPANTS

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets

Aaron James Deer
Analyst, Sandler O'Neill & Partners LP

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.

Joseph Morford
Analyst, RBC Capital Markets LLC

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.

Chris W. Marinac
Analyst, FIG Partners LLC

Kevin B. Reynolds
Analyst, Wunderlich Securities, Inc.

Gary P. Tenner
Analyst, D. A. Davidson & Co.

Brian Hagler
Analyst, Kennedy Capital Management, Inc.

Mark C. DeVries
Analyst, Barclays Capital, Inc.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the PacWest and CapitalSource Merger Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

And I would now like to turn the conference over to Dennis Oakes. Please go ahead.

Dennis Oakes

SVP-Investor Relations & Corporate Communications, CapitalSource, Inc.

Thank you, Amy. Good morning and welcome to the PacWest and CapitalSource Merger Conference Call. With me today are Matt Wagner, CEO of PacWest Bancorp, Vic Santoro, Executive Vice President and CFO of PacWest Bancorp; Jared Wolff, President of the LA Region of Pacific Western Bank; CapitalSource CEO, Jim Pieczynski; and CapitalSource Bank Chairman and CEO, Tad Lowrey.

This call is being webcast live on the CapitalSource website and a recording will be available later today. The merger press release on our website provides details on accessing the archived call. An investor presentation providing additional details on the merger is posted on both the PacWest and CapitalSource Investor Relations website and will be referred to during the call this morning.

Investors are urged to carefully read the forward-looking statements language in both the merger press release and the investor presentation, but essentially they say the following. Both communications contain forward-looking information about PacWest, CapitalSource and the combined company after the close of the transaction that is intended to be covered by the Safe Harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of PacWest, CapitalSource and the combined company. Forward-looking statements speak only as of the date they are made and we assume no duty to update such statements.

We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied, or projected by such forward-looking statements. Pro forma, projected and estimated numbers in the merger release and investor presentation are used for illustrative purposes only and are not forecasts and actual results may differ materially.

Matt and Jim will have some brief opening remarks and then we will open up the lines for questions regarding the merger. Any questions regarding the second quarter earnings of either company will be addressed outside of this call. Because of the joint nature of the call, we anticipate that there may be a number of questions, so kindly ask callers to restrict yourself to one question and a brief follow-up. Matt?

Matthew P. Wagner

CEO, Director & Head-Investor Relations, PacWest Bancorp

Thanks, Dennis. Good morning, everybody. This is my first conference call. I'm sure I'll get a hard time from you about it at some point but – so it's a new thing for me. We're very excited to be here today, I'm very excited to have

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Tad and Jim join us and – to announce this transaction. I think it's certainty transformative for both of our companies. It very much is a win-win situation, a combination of strengths that will result in a very significant and high-performing company.

Jim, do you want to say a couple of words and then I'll jump into the deal?

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

Sure. And I think, I now echo Matt's comments. I think this is a marriage of two perfect matches here. I think what we bring relative to the origination platform coupled with what PacWest brings with the branch network is exactly what we've been looking for as shareholders of CapitalSource. And so from my perspective it's just a – it truly is a match made in heaven.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

So by way the CapSource or the PacSource comment wasn't meant to be an announcement of a new name. Let's jump into the transaction. It's a fixed exchange ratio consisting of 0.2837 a share of PacWest and $2.47 in cash, which is a fixed cash amount. $11.64 in value per the CapitalSource share based on our closing price two days ago, Friday. Transaction value of approximately $2.3 billion. The ownership will be 45% PacWest, 55% Capital Source. There is a termination provision in here with a 19.9% stock option.

The board will consist of eight people from PacWest and five people from CapitalSource. John Eggemeyer, our current Chairman at Pacific Western, will be the Chairman. The management will be – I'll be the CEO, this is Matt being the CEO, and Jim will be President of the new CapitalSource division of Pacific Western Bank.

The merger-related charges after-tax will be approximately $80 million. The targeted cost saves are $47 million pre-tax by 2015, which represents 23% of CapitalSource's non-interest expense and probably more importantly only 12% of the combined non-interest expense. Of course, there will be take-outs on both sides of this.

The compelling returns – and this is just a terrific deal in my opinion. I don't think you see many deals that result in 10% tangible accretion to book value; 2015 after full integration, EPS accretion of 18% and we've also projected a little over 9% accretion in 2014; estimated internal rate of return of 20%. We'll continue to maintain the PacWest dividend of $0.25 a share on a quarterly basis. Of course, this will take regulatory and shareholder approval and we anticipate that to be done in the first quarter of 2014.

Some of the transaction highlights on page two are – I'll touch on continuity, financially compelling and risk management factors. PacWest's growth will continue as a highly profitable business-focused bank. It'll create the sixth largest publicly-owned bank headquartered in California. Top decile net interest margin from strong asset yields and very low cost funding, will greatly improve the loan diversification of the combined company with a broadened middle market reach, outstanding profitability and excellent asset quality.

We talked a little bit already about the accretion to earnings. Also this company, we're projected to do about a 1.65% ROA by 2015 and a return on tangible common equity of 17%. Again, once again, it's 10% accretive to tangible book value.

We're going to – this company is going to start out of the chute with some very strong capital ratios, which I think will hopefully help us speed the regulatory process. We'll have tangible common equity on a pro forma basis of

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

10.5%. This is at the holding company. And at the bank level we'll also be at 10%. Tier 1 will be 11.7% and total risk based capital at 15.7%.

The risk management factors, as most of you know, PacWest has a track record of successfully integrating 26 different transactions since 2000. Top funding and lending teams will be drawn from each firm. And again, if you step back a think a little bit about the cost take-outs, obviously there's not – all the top performers and originators will remain in place. The credit metrics for the combined company are still – are excellent and we have excellent coverage on any problem assets.

The next page is the transaction financial rationale. And you can see some of the multiples to book value. I think this is a reasonably and prudently priced transaction that's going to result in great benefit for both of our shareholder bases. And the returns, I can keep saying them over and over again because they're fun but I won't bore you with that.

The next two pages, page six and page seven, are really overviews of PacWest and CapitalSource and give you information about margins and non-accrual loans and those kinds of things. I think if you guys just spend any time with this deck so far, you can see where the strengths are. PacWest has an excellent low cost deposit base and the asset generation side of CapitalSource is very superior. It's really a very cool marriage and I think we'll work very well together.

Jim, why don't you touch on some of the things on page eight?

James J. Pieczynski

Chief Executive Officer & Director, CapitalSource, Inc.

Yeah. So focusing on page eight, when you look at the pro forma company going forward, as Matt said, what we're excited about is being able to pair the national lending platform under the CapitalSource division with the low cost deposit base associated with PacWest. The other very important thing for us as well is that the CapitalSource brand will continue, so the CapitalSource brand will continue to be a division of PacWest and we will have business as usual.

In terms of the middle market lending lines that we have, obviously we've got our – the industries that we focus on, we've got healthcare, technology, our private finance companies, the security business, premium finance, transportation and energy, and we also have an ability to do our commercial real estate and multi-family as well. So we think in terms of the origination platform, it's incredibly solid.

And then when you pair it to the right, looking at the branch networks that we have, we'll be a strong, solid branch network. And what I'm personally very excited about is if you look at PacWest cost of funds in the second quarter to their deposits, it was averaging 17 basis points, which is something that we have always wanted to marry to our origination platform. So again, I think we bring the best of both companies to the transaction.

If you go to page nine, you'll look at the lending platform, which when you look at the diversification that we get, we now – obviously the percentage of CRE loans drops as a percentage of the total portfolio, but is still a healthy part of the portfolio. And we add on these different components, the asset base to cash flow that, with that CapitalSource is really bringing a significant level to. In addition to that, we also diversify the base geographically as opposed to PacWest who's at 75% of the lending in California right now, that drops to 44%. And again, I think the diversification clearly helps the company out.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Matthew P. Wagner

CEO, Director & Head-Investor Relations, PacWest Bancorp

Okay. Over on the deposit side on page 10, you can see down on the bottom on the pie charts our cost of funds for the second quarter is 17 basis points, CapitalSource, 88, and then the combined mix after we're done here. And it's a very compelling argument.

Now that being said, deposits look easy at a lot of institutions right now, but, I think, if you look at the history of PacWest in the higher interest rate environments, we still were able to be top quartiles, not top decile in terms of our deposit base. So we think as we move forward in the economy and as rates start to inch their way up, we can still maintain a superior position there.

CapitalSource is – with their charter, they're not permitted to offer demand deposit accounts and therefore haven't been deposit focused with their lending relationships. That's something that can change. Now that doesn't change overnight. And that will take us some time and we'll have to integrate that in. But going forward it'll become a big part of the origination teams within CapitalSource as we do at PacWest in attracting deposits to the company also.

Over time the company expects to replace rate sensitive CD customers with more core commercial banking clients. It has been our history in the past. We've achieved it with other – probably more notably the two loss share deals that we did that had more of an S&L kind of deposit base to them. We've been able to transform their deposit base to look very similar to the core PacWest branches in the core PacWest mix of deposits.

We've talked about the EPS accretion, that's all here. It shows you the 2014 as well as 2015, which is fully integrated. Now, we hope to achieve the cost savings and some of the transformation here quicker than this model but it's always good to be conservative with these things. And we hope we can do it in a much smoother way. A lot of work has already been done via the due diligence process and via the questions about the different IT platforms and what works best for the combined company. And so those things are happening as we speak.

Page number 12 goes through some of the key metrics in terms of the performance and franchise value of the combined company. It's exciting to look at, the kinds of efficiency ratios that can be achieved, the kinds of returns on assets and returns on capital, on common equity and common equity that is kind of world-class in terms of capitalization and safety, soundness, fortress balance sheet, any buzzwords you might want to use.

Again, we show capital ratios once again on page 13, the different sectors. And I think what's very interesting is page 14, where we look at peer capitalization metrics for both California banks and then the top 10 nationwide. And you can see that the combined PacWest-CapitalSource is near the very top of those. And I think that is – there's a lot to be said for that. It gives us a lot of flexibility going forward after this transaction is not only closed but integrated.

We talked early about the board compensation – or board composition, excuse me – compensation, we're not going to pay them. Actually, we probably will but hopefully not that much. It's a split board leaning a little bit more on the PacWest side. And when you look at down below the executive management you see key personnel there from both organizations.

I will tell you that there are a lot of – there is – if you look at the two organizations there is a – the CapitalSource people tend to be a bit younger than us at PacWest. And there's a lot of people underneath these key boxes you see here that are the future of the company. And things will evolve and things will change, and we've got a strong – not only do we have strong key management at the top but we've got a really strong bench behind these guys.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

So the fair value marks, Vic, why don't you do that?

Victor R. Santoro

Chief Financial Officer & Executive Vice President, PacWest Bancorp

These fair value marks are all estimates as you all know. They're all subject to change when we finally close the deal out in the future. But the major ones, the CapitalSource's trust preferred securities $138 million there, and that's going to be amortized over the 22-year life of those trust preferred securities.

The loans at $206 million, that's in two parts. It's the basically the allowance for credit losses that CapitalSource has of about $120 million and then a further write-down of about $86 million based on interest rate. Now that $86 million that's being taken into income – amortized into income over a five-year period. The core deposit intangible, that's minor here because of CapitalSource's deposit base but it's $9 million. And that'll be amortized over about three years.

And then we have some other things to mention. These other assets, write up some securities and that's over the life of the securities. And there's other adjustment to deposits. And also the Federal Home Loan Owner Bank debt that CapitalSource has. That's fair valued. And what you wind up doing is setting up as a liability for all practical purposes the pre-payment fee on that.

The other thing that had some notoriety in our discussions we've had yesterday and also today is the deferred tax asset that CapitalSource has. Based on how the transaction is structured for tax purposes, CapitalSource will be the acquirer. And because of that, its tax attributes carry forward and remain. And therefore all of its net operating losses will not be limited going forward. We'll be able to use them. That also means that the deferred tax asset is realizable. So that works out very, very well for both companies combined.

Matthew P. Wagner

CEO, Director & Head-Investor Relations, PacWest Bancorp

Thanks, Vic. Okay. In conclusion, I'm very excited about this deal. I think it makes great sense. We are creating a superior middle-market lender and leading Southern California core deposit funded bank that I think we can only build even further on. It's a reasonably priced merger and it creates great financial benefits for each set of shareholders.

The transaction, even though it's large, I think it's pretty straight forward, easy to understand assumptions and the integration plan. It's a winning financial model with superior commercial asset generation with low cost funding going forward and some amazing profitability metrics. The combined company shareholder returns and capital ratios are among the highest in the country. And we've got something that can perform at a very high level, in a very self – or a safe fortress balance sheet kind of way. And I think it creates a great company.

And those of you that are on the line that have supported us all along, I thank you for that and look forward to working with you in the future. And that sort of wraps that. I think we're going to go to questions? So how do we do that? Okay.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from Bob Ramsey at FBR.

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets

Q

Hey. Good morning.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Good morning.

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets

Q

First question. I was curious if the $206 million loan mark that's assumed is before or after you net the reserves?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

That is the gross amount, Bob. And it's $120 million for the loss reserve and then $86 million for the fair value adjustment.

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets

Q

Okay. And then could you talk a little bit about the due diligence process performed around the CapitalSource loans?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Go ahead, Vic.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Sure. We did it internally. Our credit team here in LA looked at a sampling of the credits, but they also spent a lot of time with the lending people reviewing, underwriting and monitoring and seeing how that goes. Overall we were satisfied with the level of underwriting, the level of monitoring and the credit metrics that CapitalSource has been reporting.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Bob, to add to that, we think CapitalSource has been very aggressive in dealing with any kind of problem situations they've come up with. And they're also very aggressive in terms of their loan marks and their grading, aggressive meaning conservative.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets

Q

I got you.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

[ph] You know what I mean (21:17).

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets

Q

No, I know what you meant. I know what you meant. And then I'm curious how do you think about the impact that CapitalSource has on provisioning going forward? I mean, I can appreciate theoretically the loans are marked. So you don't have legacy credit costs. But it is going to bring higher loan growth, stronger loan growth. What are you planning to provision on growth out of the CapitalSource platform on a go forward basis?

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

A

This is Jim. From our perspective I would expect the provision for the CapitalSource loans to be similar to what we've been doing historically. If you look at our loan loss, typically is – we're at roughly 150 basis points is kind of – we're a little bit above that in terms of our loan loss reserve relative to our loans. And what we've kind of indicated is that our provisioning going forward is generally in that 40 basis points a year on the underlying loan portfolio. So I would expect that to continue.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

We don't like to give you too much guidance though, Bob.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

A

Yeah and then also, Bob, just to remind everybody that the numbers that are in these materials are based on analyst estimates.

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets

Q

Okay.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

A

So you guys have forecasted and then we adjusted by the purchase accounting adjustments going forward.

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets

Q

Okay. And then last question, I'll hop back out. But I know you all have said the anticipated close date is in the first quarter. If the shareholder votes are in the first quarter. Is it fair to assume that the close is at the very end of the period? Or how are you thinking about timing?

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

I don't think we have that. I think we can't really answer that yet.

Bob Hutcheson Ramsey
Analyst, FBR Capital Markets
Q

Okay. All right. Thank you, guys.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Thank you. Aaron, I guess, is up.

Operator: **The next question is from Aaron Deer with Sandler O'Neill & Partners.**

Aaron James Deer
Analyst, Sandler O'Neill & Partners LP
Q

Hey. Good morning, guys, and congratulations on the deal.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Thank you.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

Thanks, Aaron.

Aaron James Deer
Analyst, Sandler O'Neill & Partners LP
Q

Matt, I guess, I'm going to follow up on your deposit discussion. When you look at CapitalSource's borrower base, where do you see the most opportunity for deposit gathering and trying to lay your deposit functionalities onto that base? Is it limited to the small and mid-sized businesses within California? Can you go beyond that geography through technology? I'm just wondering if you can put some sort of scale on what the deposit opportunities and what kind of conversion rate you might expect?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Well, Vic can give – answer the last part of that Aaron. But I think just in general, it's always been kind of a credo around PacWest that we ask everybody for deposits whether they're local or not. And we've been pretty successful with that and so that's what we'll have to do going forward.

Now a lot of these guys are – they're transaction guys, they're originators. And that's a different mindset for them, so that will take some time to do. But also within just the branch structure and in some cases we have overlaps so we'll combine branches.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

The CapitalSource branches that survive the consolidation will be morphed into something that looks more like a standard Pacific Western Bank branch. And by that you're going to start attracting customers that not only buy CDs from you but also have other banking needs. We were able to do that pretty success – quite successfully with the affinity branches that we picked up in an FDIC transaction. So it gives us pretty good confidence that we can do that. Vic, you want to talk about what we have?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Yeah, Aaron. The way it phases in, it phases in over three years; that's our current plan. And that's what everybody is committed to do is migrate those deposits and then achieve the overall funding improvement over a three-year period. So just based on the numbers alone, it's about $13 million pre-tax improvement in each year, 2014, 2015 and 2016. So it's, as Matt says, there's a plan to do it. It's not going to be an easy job, it's going to be a difficult job to do, but everyone is committed to getting it done.

Aaron James Deer
Analyst, Sandler O'Neill & Partners LP

Q

Okay. And then as a follow-up, the accretion estimates then are based solely, I guess, then on the existing balance sheets – well, I guess, with the adjustments you intend to make, but you're not assuming any sort of change in the interest rate environment. Is that correct?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

That's correct.

Aaron James Deer
Analyst, Sandler O'Neill & Partners LP

Q

Okay. Thanks for taking my questions.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Thanks, Aaron.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

You're welcome.

Operator: The next question comes from Todd Hagerman at Sterne, Agee.

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.

Q

Good morning, everybody.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Hey, Todd.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.

Q

A couple of questions. Matt, I just want to focus on page 12 of the deck in terms of the pro forma financial numbers. And what I'm thinking about is a couple of things. Vic talked about some of the accretion in terms of like the spread, for example; but as I look at that – the page, I think about the 20% IRR, the numbers are certainly very compelling. And I'm just wondering, just in terms of one, are those – those are the numbers in terms of what we're looking at today in terms of reported earnings?

And then just in terms of the timeframe, the transition towards those metrics but more importantly, if I think about your earnings accretion or what you've laid out relative to consensus expectations, it seems like there's more upside relative to the 20% IRR and where you're going here on a pro forma basis, particularly as you think about improving credit, lower environmental costs, potential for higher rates. I'm just trying to reconcile the initial accretion expectations relative to what appears to be very high-performance numbers.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Well, Todd, we never like to disappoint. I mean, Vic, how – would you answer it any differently than that?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

I don't think I'd answer it any differently but I'll just point out, Todd, that on that page 12, the column that says pro forma with transaction adjustments, what that represents is the June 30 numbers for both with the quarter's, the June quarter annualized and then the purchase accounting adjustments put through on a one-year basis to come up with all those percentage and ratios. That's what that represents.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

You know this – there's a lot of opportunities here in this transaction. And we've approached this in a very conservative way. Again, we don't like to disappoint. We don't like to make promises we can't keep. We've done a very large amount of due diligence on each other's companies and I think we understand them well and we know that there are upsides, but there's also a lot of uncertainty in the world right now and we prefer to approach this in a conservative manner.

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.

Q

Okay. And then just another one, just Vic, in terms of the interest rate sensitivity on a go-forward basis, a lot of moving parts between folding in the FCAL transaction relative to the CSE transaction. How do you think – just in terms of your timing, kind of a two-year integration, what's kind of the expectation in terms of the interest rate sensitivity in terms of today being quite asset sensitive and how that may change over time?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Well, if you look at just PacWest combined with FCAL, FCAL made us a little bit less liability sensitive. But with CapitalSource we're going to be headed more towards asset sensitive, which would help in a rising rate environment. And that'll progress over a year or two period, Todd, as the deposit base gets migrated out into something closer to ours.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.

Q

Okay. And then just lastly in terms of just the transaction itself, Matt, you talk of – you talked about conservatism. If I think about the 26 deals, if you will, normally the cost savings for the most part are recognized pretty close to the closing date. How do you view this transaction? And if you could kind of help us with the two-year time line, as we step through the two years, what kind of the differences or the challenges that you see in terms of the integration? I don't know if there's different platforms per se between the two companies, but how should we think about this two-year timeframe relative to your previous 26 deals where a lot of the stuff is kind of front-end loaded?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Good question, Todd. I think it's a very conservative approach to looking at it. I think we – there's a lot of things that can be done quite quickly here and we'll do it and we'll basically operate in the same way we normally do. The core systems, the core banking systems, that's pretty straightforward. I mean that's our bailiwick. We do that very, very quickly. There are specialty systems, though, within CapitalSource that need further investigation, but there's a lot of things there that are very robust and very specific to some of the finance, specialty finance kinds of businesses and will need to be maintained further and probably have a lot of usefulness for the core PacWest portfolio too. So some of the ways they've approached things.

The other thing that you've got to keep in mind here guys, we're rocketing through $10 billion. No one's asked that question. But clearly, our regulatory burden is going to go up and we need to make sure that we approach this in a very conservative way, have all of our ducks in order as it relates to stress testing and everything that it means to be bigger than a $10 billion bank, bigger than a $15 billion bank. We made those commitments to our regulators and those are promises that we must keep.

So we want to approach this, particularly given that regulatory issue, in a very conservative way. And maybe that's a little bit slower approach than PacWest normally has taken. But again I think a lot of this stuff can be done very quickly and without a lot of angst internally too.

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.

Q

Maybe if I could just sneak -

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Another thing -

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.

Q

Yeah.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Todd, another thing I'll add – this is Vic – both companies, I mean – and I've gotten to know CapitalSource over the last couple of months. I mean, it's a very well-run company.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Yeah.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

They have a lot of good things. And what we're going to do jointly is pick the best of both.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Yeah.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

That's what's going to happen going forward. And that will take some time. That's why we see these cost savings coming in over a two-year period.

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.

Q

Okay. And then just, if I could just slip another one in. Just in terms of capital, Matt, again, just it's basically status quo on the dividend. But as I think about the transformational nature of the deal, 10% plus tangible equity, the accretion, how does this potentially change on a go forward basis in terms of your priorities between dividends, buyback for example, CSE has that, and future M&A, which has been kind of in your wheelhouse for so long?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

I think – really good question, Todd. I mean, I'm still a strong proponent of the dividend. And I like giving money back to shareholders and let them decide how they're going to spend it versus doing buybacks, which I know CapitalSource has been known for. But that was a very different kind of situation where they were in a liquidation mode of their parent company and giving the money back to their shareholders and still maintaining extraordinarily high capital ratios. But going forward I don't think that you'll see PacWest announcing buybacks. We do like our dividend. We think it's pretty sacred. And would always look to, hopefully with the kinds of profitability from this transaction and the FCAL integration, hopefully increase that at some point in time.

In terms of M&A activity, I mean, I really think this sets us up for some excellent future prospects for M&A. And one of the issues is, I mean, let's just take – let's just step back and take a look at PacWest prior to CapitalSource. Got an excellent company, a great core deposit base, somewhat challenged on asset generation side because, partially because of our philosophy that wants to maintain a superior, a top decile margin and not take extraordinary duration risk, which frankly is what the market is doing right now.

So when I look at a deal where there's nice overlap, for instance an end market deal where there's 40%, 50% kind of overlap, so superior cost take-outs, that works but in most of the community banks you're looking at today, you've got anywhere from a 40% to a 70% loan-to-deposit ratio, you've got a big bond portfolio that I don't need. I – so I'm going to end up with a bunch of excess deposits that in the current platform I have a tough time deploying into loans that meet our expectations and our risk-adjusted returns. With CapitalSource and their superior loan generation platform, I've got that now. If I buy a – if we buy a company with an under-levered balance sheet, I've

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

got the ability to lever that now into good, high-performing loans. So M&A will be part of our future and it makes it easier.

Todd L. Hagerman
Analyst, Sterne, Agee & Leach, Inc.
Q

Terrific. Thanks for taking the questions.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

You bet.

Operator: Our next question comes from Joe Morford at RBC Capital Markets.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Thanks. Good morning, everyone.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Hey, Joe.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Just following up, I guess, on Todd's question first, can you detail the $47 million of cost savings and where exactly they'll be coming from? It sounds like there's going to be some branch consolidations included in that?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

There – well, there certainly is overlap with the branches. I think 15?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

15.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Overlaps. So you have that. That – saying that, Joe, you know, CapitalSource's branches don't have 10 or 15 employees in them. They're very lightly staffed because of the nature of their deposit bases. So you've got that. I mean you've got systems, you've got professionals, you've got Boards of Directors, you've got – I mean there's lots of things. You've got auditors, whatever else you want. I mean that's – these numbers in terms of cost take-outs are extraordinarily low for us.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

And I think if you look at the – if you look at the theme, the theme is that a lot of the cost structure that comes over, comes over associated with the origination function and the underlying portfolio group that manages those loans. That's all going to stay in place. And it's really kind of on the branch overlaps, as was mentioned, along with kind of the corporate support functions is where you're going to get the eliminations.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

I guess on that point, can you just talk about how the credit approval process and underwriting will work going forward and just how you're going to combine these two lending platforms?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Well, actually if you look at the org chart, in a lot of ways we don't combine them, Joe.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Okay.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

You've got the community bank, which Jared will run, which is basically the core of PacWest. Now there is some overlap with this, and we'll work through some of those things. And we have a whole credit administration side on the way we approve loans today here at PacWest. I have to tell you in doing due diligence with CapitalSource, we learned some of the ways that they go about things are superior to what we do, and we've already adopted them at PacWest. And so a lot of those kinds of functions and how it works today won't change at either company.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

Right. I think it's important to note that, for example, all the people that are on – that are currently on credit committee at CapitalSource, that consist of the credit committee at CapitalSource will be in the organization going forward. So in terms of looking at it as the CapitalSource division, candidly it's business as usual the way that we've been operating.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Yeah.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Okay. That's helpful. And then I guess lastly, can you also provide any kind of break out as to the $80 million of merger charges after tax? It seems like a rather large number, and just what's – kind of curious what that all encompasses.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

It's all the usual stuff, Joe. It's the investment banker fees, the lawyers' fees, the accounting fees, the due diligence fees from outside consultants. It includes severance, the prepayment penalty on the Federal Home Loan Bank thing that we're thinking about paying off. And it includes a whole bunch of it. It also includes the vesting of restricted stock that actually vests on both sides, so that winds up as a charge there. So there's a lot of things in it and not – then they're probably still moving, it's still not finalized. It'll all come out in the final analysis. But we believe that $80 million after-tax is a conservative amount at this point for purposes of making all these estimates.

Joseph Morford
Analyst, RBC Capital Markets LLC Q

And over what timeframe is that likely to come back?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp A

Front-end loaded most of it.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp A

Well, no. Like the investment banking fees aren't paid until the deal closes.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp A

Well, yeah.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp A

So there's a good portion there. I would say, Joe, it's probably...

Joseph Morford
Analyst, RBC Capital Markets LLC Q

Within the first year or?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp A

Maybe 10% of it comes between now and close.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp A

No, but it's the first year, Vic.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp A

Oh, first year, definitely.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp A

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Yeah.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

First year?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

It all happens at the closing date, yes.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Okay. All right. Thanks so much.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

You bet.

Operator: Your next question comes from Julianna Balicka at KBW.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Good morning.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Morning.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

Good morning.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Congratulations.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Thank you.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

Thank you.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.

Q

I wanted to ask a few follow-ups on some of your commentary. One, just to outline, since we're just outlining to the previous questions on what was in the numbers, looking at your slide 11 where you show your accretion and the exact estimate breakout, it looks like $145 million in 2014, $180 million in 2015 coming from CapitalSource's incremental contribution. So within that, how much – what's the baseline that you're starting for, for that contribution? Is it second quarter annualized? Is it some kind of analyst estimate? And within that, how much of the cost saves are you – does it assume all the cost saves? Does it assume the fair value accretion? Does it assume any growth? Does it assume the better margin from the combination of the improved cost of funds et cetera?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

You didn't leave anything out, Julianna.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

There was like 11 questions.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

First, Julianna, it's all based on analysts estimate, the I/B/E/S estimates. Then it's the purchase accounting stuff that's amortized. Then, I mentioned earlier that the loan mark is amortized $86 million over five years, the securities write-up $28 million over three. The time deposit adjustment is $7 million over three, and then the trust preferred is $137 million over 22. And then the cost savings go in at about half of the $47 million in 2014 with all of it realized in – with the balance realized in 2015. And then on the funding improvement, it's about $13 million each year, and it's all pre-tax 2014, 2015 and 2016.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.

Q

And the funding improvement, it's not cumulative? It's just $13 million per – each year, not like $13 million plus $13 million?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

No. It would be $13 million plus $13 million sure...

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

And then...

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

...because there's a third each year, you improve a third each year.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Right.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

So the first year is about $13 million, then it goes to $24 million, then it goes to $38 million in 2016.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Good. And then in terms of any assumption on growth there, since CapitalSource had already had fairly good growth rate going on?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

Whatever it was in the analysts' estimates. I don't have that at my fingertips.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Okay. Very good. Understood. And then if I could follow up a little bit more in terms of your discussion on the changes to the business model a little bit, integrating the deposit gathering aspect onto CapitalSource's origination platform, from the perspective of some of CapitalSource's teams being outside of California around different parts of the country, how is that going to fit into gathering deposits from the loans that they're underwriting there? Are you going to have to open new branches? Or is it going to be all remotes? I mean, I'm just trying to understand how that would work?

And also the other half of that is within CapitalSource's branches, you talked a little bit about the branch overlap, but the customers that CapitalSource has in their branches in California are older people, retirees with CDs. So I'm trying to imagine how that would transform itself to your typical deposit profile and whether or not you actually maybe sell some of those deposits or just more in wholesale kind of re move them versus kind of over time bringing in like your existing customers into those branches?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Well, I should've taken notes because I can't remember all your questions. In terms of the current loan customers that are part of CapitalSource, I mean you just go to those people and ask them for their deposits and over time. And you can certainly do that remotely. No we're not going to open branches in Chevy Chase, Maryland, or in Connecticut or any place else. That's not the intention, but as you know with – whether it's large real estate customers, large health care customers, they have a lot of different deposits that go to different institutions. And in fact in the case of some of the larger real estate, most of their lenders never ask for their deposits.

So if you ask for them, you're likely to get them and we've had tremendous luck here at PacWest in doing that in the past and in transforming deposit bases that we've taken on albeit more community bank kinds of banks, but we've been able to do that. And we think that we'll be – we haven't put any heroic kinds of projections in here for that stuff. And even if you pulled that out of the equation, the numbers are still very, very high. So I think it's definitely achievable. We have the people that do it today and know how to do it and know how to communicate it

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

both with the employees and the customers. So you do that. In terms of how old Jim's customers are and Tad's customers are on the branch side, I don't know that.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

A

Well, right. Our customers are – at the branch – let me just address it to you. First relative to our commercial customers, one of the things that we do obviously is a lot of asset-based lending. And in connection with that asset-based lending, we have a lot of lock boxes. One of the things that CapitalSource has not been able to do is to have lock boxes and create that relationship with the customer because of the fact that we don't have the ability to offer DDA. Now we'll have that ability to offer DDAs which means we can say we can provide it. We can do the lock box. We can move accounts there and we've got the ability to do that that we don't have right now.

In terms of our retail customers, you're right, the average age of our customers is in their later 60s now. And they are a CD oriented shop. And so from our perspective, we view it that we would be able to migrate the CDs of those existing customers more to the PacWest platform for CDs and be able to also offer those customers other depository products such as checking accounts and the like. So yes, it's going to take some time. But as Matt said, it's not a heroic concept that's built into the projections here. We just know intuitively that that's an added value that we can bring.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Also Julianna, actually Jared pointed out to me, their largest geographic concentration in their lending platform is California, so those customers are already here.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.

Q

Great. And then, in terms of your own lenders, what can we think – how can we think about any changes to what they'll be doing? Will there be more expansion of products, I mean, synergies on your side?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Yeah. I mean, I think, it's going to be more business as usual but they'll have expertise they can draw from CapitalSource people for a lot of interesting things that they do that we haven't done before. And so, I think if anything, it adds arrows to their quiver in terms of servicing their current customers and future prospects.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.

Q

And then finally I have a trading related or more housekeeping related question, the shares that you're going to have to issue for this transaction, will you be needing a separate shareholder vote to approve the higher amount of shares versus what you have authorized or is that already within your current authorization?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Well, it'll be in the proxy statement to get an increase in the authorized shares, Julianna.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.
Q

And do you have a sense on the timeline on that?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

The agreement which is going to be filed in the next couple of days says that the S-4 has to be filed within 45 business days of signing. And then, naturally it's subject to SEC review, so it's hard to say what the timing will be because you've got to wait for the SEC to approve it.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Right. Before the shareholders vote on it?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

Right.

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Got it. Okay. Thank you very much. I'll step back.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

You're welcome.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

Thanks.

Operator: Our next question comes from Christopher Marinac at FIG Partners.

Chris W. Marinac
Analyst, FIG Partners LLC
Q

Thanks. Good morning. Vic, one for you on the tax rates. Do the pro formas that we see on slide 11 include full tax rate or any recognition of the DTA and NOL?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

It's – no. It's just the full tax rate, Chris, 41.5%. That's what's in there.

Chris W. Marinac
Analyst, FIG Partners LLC
Q

Okay. So that could possibly be different as you get further into those?

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

Yeah. With adjustment of valuation reserves although the adjustment of valuation reserve could very well happen at closing I – we haven't really analyzed that completely yet. But if you look at these numbers in that slide, the pre-tax earnings that are shown here are – in 2014 is $417 million and then $495 million in 2015. The CapitalSource has an NOL carry forward at the end of December 2012 of about $480 million, so a lot of that's going to be used up pretty quickly.

Chris W. Marinac
Analyst, FIG Partners LLC
Q

Got you. Okay, very good. And then, back to the point that Matt was making earlier about regulatory costs and stress testing et cetera. Do any of your costs or system improvement get covered by the merger charge? Or will those be ongoing investment next year and in 2015?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Those would be ongoing.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

Yeah, any investments we make – they're not going to be written off. They're going to be capitalized. That's the way that's going to work. But – so any improvements we make to systems to enhance them, to help out with the stress testing and the capital planning and so on, that'll be balance sheet stuff.

Chris W. Marinac
Analyst, FIG Partners LLC
Q

Okay. Great. And then one...

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

But clearly a lot of the costs associated with that are involved in the personnel aspect of it.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

Yeah.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

So we've got a lot of personnel that are coming over from CapitalSource that'll be supplementing the people that are at PacWest right now in order to have the robust stress testing and capital planning that we need...

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

They were really 90% plus there.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

I mean, as you all know, we were getting ready to file – kind of getting ready for bank holding company and having our systems and processes and procedures in place and so I think we've been able to kind of take what we've been doing and marrying that with what PacWest has been doing. Okay, let's combine this and take the best of this and when we present this to the regulators for approval, I think, we'll come with a very clean package.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Yeah.

Chris W. Marinac
Analyst, FIG Partners LLC
Q

Great. And then I guess just one further question. You mentioned about the three-year transition of deposits and the benefit of $13 million each year, what does the deposits – or what do you think they may look like at the end of three years? Is the mix match going to be very similar to where PacWest is now? Or is it hard to predict at this point?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Well, I mean, I'd be just – I'd just be giving you a guess Chris. But I mean, I think you're probably – in three years' time you're not probably going to be back to 40 plus percent DDA but you'll probably be well on your way to it, in the low 30s, maybe even a little bit better than that.

Chris W. Marinac
Analyst, FIG Partners LLC
Q

Right.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

And if you look at overall core, I think you can transform that even quicker. And then again, as I mentioned back before in the deployment of capital, future acquisitions could become a big part of that too.

Chris W. Marinac
Analyst, FIG Partners LLC
Q

Right.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

You've got a lot of community banks out there that have very underutilized balance sheets, which I think, a platform like the new PacWest could probably deploy very effectively.

Chris W. Marinac
Analyst, FIG Partners LLC
Q

Very well, guys. Thank you.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Thank you.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

You're welcome.

Operator: Our next question comes from Kevin Reynolds at Wunderlich Securities.

Kevin B. Reynolds
Analyst, Wunderlich Securities, Inc.
Q

Good morning, everybody. How are you doing?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Good, Kevin.

Kevin B. Reynolds
Analyst, Wunderlich Securities, Inc.
Q

Congratulations on the deal, Matt. I – well, everyone. Most of my questions have been answered, asked and answered but I just wanted to sort of conceptually get a feel for the combination here. I mean, should we be thinking about this as a marriage where everyone is sleeping in the same room? Or should we think about it more as roommates where we're going to sort of keep the operations separate for a while and just sort of kind of bump into each other in the hallways until we fully get this pulled together in the next two to three years?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

I mean I think it actually is a marriage. I think the last deal we did was a little tricky because it wasn't overly friendly. This one couldn't be more the opposite. And I think there's a lot of things that the companies can learn from each other, we already have actually in the past few months. There's a lot of compatibility here. Jim and I are both Midwesterners by background, which is very helpful.

It's – I think – there'll be things – there'll be groups within CapitalSource that we won't see very often. They're in different locations and that sort of thing. And as long as they're doing their thing and Jim's satisfied with how they're performing, they'll just – they're probably not going to spend a lot of time in West LA, and it just doesn't make sense to do that. But I think it's going to come together really well. I mean, this is a very good thing. I mean you can see the reactions from the stock today and I think people understand what it means and we're going to have a lot of happy employees out there.

Kevin B. Reynolds
Analyst, Wunderlich Securities, Inc.
Q

Okay. And one other question, I guess, as a follow-up, you mentioned the sort of the last deal. I know there's been some talk about the regulatory burden now that you're going to be $15 billion plus. But sort of putting those two things together, how are – how comfortable are you at this point with, I guess, – I know you don't have regulatory approval and you won't have it for a while, but on the heels of the FCAL deal, where is that integration wise? And

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

then I suspect you're probably very far along in what you set out to do there. But how do the regulators feel about you doing something of this size so quickly after that? And then what are the things that if they are worried at all, and I'm sure they've got some minor concerns on their best day, what are the things that they would be the most concerned about that you really need to address to give them comfort as you get closer to the closing date?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Well, give you an update on FCAL, we did close on May 31, and we converted over the weekend of the 14th of June, and that went extremely well. So that is fully – that's fully integrated. We still have a little bit of hangover from the EPS division as we're winding that down, but that's going very, very well. And I think the regulators were extremely satisfied with how we handled that and everything else. So, I guess, Vic, would you call it 98.5% complete?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Yeah, easily.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

In terms of integration, everything is done. So – and of course I'm never going to try to speak for a regulator. That would be suicide in a lot of ways.

But we did preview this transaction with all of the affected regulators, the Department of Financial Institutions in California, the FDIC and the Federal Reserve, and I would say the reception was warm. They understand where we're – from them, they understand where we're coming from with this. I think they appreciated the approach that we're taking with it. I think they appreciate the high capital levels that we're going to have in this transaction. And we acknowledge the work that needs to be done to comply with everything about Dodd-Frank and everything else involved there, and we've committed the resources to making that happen.

So I anticipate, and I have to – you know me, that I'm an optimist, but I anticipate no issues there really. It won't be fast is my guess, simply because all these things seem to take a little bit longer than they used to, but I don't anticipate any issues.

Kevin B. Reynolds
Analyst, Wunderlich Securities, Inc.

Q

Okay. Thanks a lot. Congratulations again.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Thank you.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

A

Thanks.

Operator: The next question comes from Gary Tenner at D.A. Davidson.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Gary P. Tenner
Analyst, D. A. Davidson & Co.
Q

Yes, good morning and congratulations on the deal.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Thanks.

Gary P. Tenner
Analyst, D. A. Davidson & Co.
Q

Just a couple of questions, I think most of mine have been asked and answered as well, to make sure I understand what your comments were earlier on the credit front going forward, should we think about it as CapitalSource division having its own dedicated sort of credit underwriting group...

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Yeah.

Gary P. Tenner
Analyst, D. A. Davidson & Co.
Q

...and then the community bank piece staying at PacWest? Is that the right way?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Yeah.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

Right, the way that we look at it as exactly that. So if you look at the CapitalSource division, kind of our group is going to continue the way it is so that the current Chief Credit Officer of our company will be the Chief Credit Officer of the CapitalSource division, and then Bryan Corsini, who is the current Chief Credit Administration Officer at CapitalSource, will be the Chief Credit Officer of the entire organization.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Yeah.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.
A

And Bryan will continue to stay on Credit Committee. So in terms of it going forward, it will be operating exactly the way that it does today.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Yeah, and at the community bank, same thing. We'll have Bob Dyck, who's our current Chief Credit Officer for PacWest, will be the Chief Credit Officer for the Community Bank.

Gary P. Tenner
Analyst, D. A. Davidson & Co.
Q

Okay. Great. And then just one quick question. Vic, I missed when you were going over some of the cost save stuff. What was your comment on the branch closures at CapitalSource overall?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

Well, there is 15 offices overlap, Gary. There's going to be some closures, we don't know which ones yet but there certainly will be.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp
A

Yeah.

Gary P. Tenner
Analyst, D. A. Davidson & Co.
Q

Okay. All right, guys. Thanks again.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

You're welcome.

Operator: Our next question comes from Brian Hagler at Kennedy Capital.

Brian Hagler
Analyst, Kennedy Capital Management, Inc.
Q

Hey, good morning, guys.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

Hey, Brian.

Brian Hagler
Analyst, Kennedy Capital Management, Inc.
Q

Congratulations. You touched on this earlier but can you give us a sense of timing as to when the DTA could be recaptured?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp
A

It would be probably early in the – once we close. That would be my guess. As I said earlier, Brian, we really haven't delved into that in any great depth but there's a very good chance most of it could be recaptured at the closing.

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

Brian Hagler
Analyst, Kennedy Capital Management, Inc.

Q

Okay. And this would be in addition to the 10% tangible book accretion assumption, correct?

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Yeah, that's right. It would be. Yeah.

Brian Hagler
Analyst, Kennedy Capital Management, Inc.

Q

Okay. And then lastly, if I heard this correctly as well, you've basically given the NOLs that are there, you basically don't have any tax benefits assumed in your 2014 or 2015 pro forma estimates either. Is that correct?

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Right.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

That is correct.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

It's full tax.

Brian Hagler
Analyst, Kennedy Capital Management, Inc.

Q

Okay. Great. That's all I had. Thanks.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Thanks, Brian.

Matthew P. Wagner
CEO, Director & Head-Investor Relations, PacWest Bancorp

A

Okay, Brian.

Operator: And the last question comes from Mark DeVries of Barclays.

Mark C. DeVries
Analyst, Barclays Capital, Inc.

Q

Yeah, thanks. Jim, could you give us some color on the process that CapitalSource went through in selling the bank, how long that process that was, how comprehensive? And at what point in the process you really started to see some real interest?

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CapitalSource, Inc. (CSE)
PacWest Bancorp and CapitalSource Inc Merger Call
Corrected Transcript
23-Jul-2013

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

A

Sure. Relative to this, Matt and I had met and kind of talked about does this make sense and we thought it – we looked at each other's company and what he loved about our company was the fact that we have the origination platform and what I loved about his company was that he's got the community banking model with the low-cost deposits. We said, geez, this is something that really does make sense. And so we started moving down the path and obviously knowing that a big part of the consideration we were going to be having was 55% ownership interest in this company, we really had to take a step back and do the diligence on their portfolio and their business as well. And so we brought all of our credit and underwriting people in to do the diligence on their side, and of course throughout the other areas as well.

So we did a very detailed, thorough diligence process to get comfortable, recognizing that the currency that we were getting for the transaction with PacWest stock. So we did a significant level. We spent several months on this. And every time we kept looking deeper and deeper and deeper, it just looked better and better. So it was a very easy deal to come to. And I echo what Matt said: I think the cultures of our company are very similar and that I think we've got a lot of hardworking, energetic people that will work very well together. And so I think we complement each other incredibly well.

Mark C. DeVries
Analyst, Barclays Capital, Inc.

Q

Okay. Were there other potential suitors who came forward in the process?

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

A

I'm not going to discuss that here.

Victor R. Santoro
Chief Financial Officer & Executive Vice President, PacWest Bancorp

A

Read the proxy.

James J. Pieczynski
Chief Executive Officer & Director, CapitalSource, Inc.

A

Yeah.

Mark C. DeVries
Analyst, Barclays Capital, Inc.

Q

Okay. Got it. All right. Thank you.

Dennis Oakes
SVP-Investor Relations & Corporate Communications, CapitalSource, Inc.

Thanks, everyone. Just a reminder that the replay of this call will be up on our website later today. Thank you.

Operator: The conference is now concluded. Thank you for attending today's presentation. You may now disconnect.

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Cautionary Statements Regarding Forward-Looking Information

This filing contains certain forward-looking information about PacWest, CapitalSource, and the combined company after the close of the transaction that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of PacWest, CapitalSource and the combined company.  Forward-looking statements speak only as of the date they are made and we assume no duty to update such statements.  We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by PacWest and CapitalSource with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to: lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; the ability to complete the proposed transaction, including obtaining regulatory approvals and approval by the stockholders of PacWest and CapitalSource, or any future transaction, successfully integrate such acquired entities, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected time-frames or at all; regulatory approvals may not be received on expected timeframes or at all; settlements with the FDIC related to loss-sharing arrangements; the possibility that personnel changes will not proceed as planned; the possibility that the cost of additional capital may be more than expected; the possibility that a change in the interest rate environment may reduce net interest margins; asset/liability re-pricing risks and liquidity risks; pending legal matters may take longer or cost more to resolve or may be resolved adversely; general economic conditions, either nationally or in the market areas in which the entities operate or anticipate doing business, are less favorable than expected; and environmental conditions, including natural disasters, may disrupt business, impede operations, or negatively impact the values of collateral securing loans.

Additional Information for Stockholders

Investors and security holders are urged to carefully review and consider each of PacWest’s and CapitalSource’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by PacWest with the SEC may be obtained free of charge at PacWest’s website at www.pacwestbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PacWest by requesting them in writing to PacWest Bancorp, c/o Pacific Western Bank, 275 North Brea Boulevard, Brea, CA 92821; Attention: Investor Relations, or by telephone at (714) 671-6800. The documents filed by CapitalSource with the SEC may be obtained free of charge at CapitalSource’s website at www.capitalsource.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CapitalSource by requesting them in writing to CapitalSource, Inc., 633 West 5th Street, 33rd Floor Los Angeles, CA 90071, Attention: Investor Relations, or by telephone at (212) 321-7212.

PacWest intends to file a registration statement with the SEC which will include a joint proxy statement of PacWest and CapitalSource and a prospectus of PacWest, and each party will file other documents regarding the proposed transaction with the SEC.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CAPITALSOURCE AND PACWEST ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking any required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from PacWest or CapitalSource by writing to the addresses provided for each company set forth in the paragraphs above.

PacWest, CapitalSource, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from PacWest and CapitalSource stockholders in favor of the approval of the transaction.  Information about the directors and executive officers of PacWest and their ownership of PacWest common stock is set forth in the proxy statement for PacWest’s 2013 annual meeting of stockholders, as previously filed with the SEC.  Information about the directors and executive officers of CapitalSource and their ownership of CapitalSource common stock is set forth in the proxy statement for CapitalSource’s 2013 annual meeting of stockholders, as previously filed with the SEC.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.